

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2022

W. Keith Maxwell, III
Chief Executive Officer
Via Renewables, Inc.
12140 Wickchester Lane
Suite 100
Houston, TX 77079

> **Re: Via Renewables, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 5, 2022**
> **File No. 333-266615**

Dear Mr. Maxwell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Clinton Smith, Esq.